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                            September 1, 2020

       Ronald Lloyd
       President and Chief Executive Officer
       Aziyo Biologics, Inc.
       12510 Prosperity Drive, Suite 370
       Silver Spring, MD 20904

                                                        Re: Aziyo Biologics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
17, 2020
                                                            CIK No. 0001708527

       Dear Mr. Lloyd:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 17, 2020

       Prospectus Summary
       Overview, page 1

   1. We note your response to prior comment 1 and your updates to the disclosure elsewhere in your document regarding
your agreements. Please revise your disclosure here and on
                                                        pages 86 and 105 to
clarify that these partnerships are commercial agreements only and do not extend to joint
research and development efforts.
       Net Cash Used in Operating Activities, page 94

   2. We note that your inventory increase had a material adverse impact on your 2020 operating cash flows.
Please disclose why your finished goods inventory increased 33%
                                                        (page F-15) whereas
your 2020 net sales decreased 6%. Please address the relevant factors
 Ronald Lloyd
Aziyo Biologics, Inc.
September 1, 2020
Page 2
      identified in your page 31 inventory management/impairment risk factor. See Item
      303(b)(1) of Regulation S-K.
Note 15, page F-25

3. Please expand the disclosures here and on pages 16 and 85 to address the stock split. Also, please quantify for us the number of converted preferred shares that you expect to include in 2020 pro forma loss per share and the number of preferred stock liquidation shares that you expect to exclude from 2020 pro forma loss per share. We note the 45 million shares amount disclosed in Note 14. Please clarify for us why your pro forma loss per share numbers exclude the liquidation shares.
       You may contact Tracey McKoy at 202-551-3772 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameRonald Lloyd
                                                           Division of
Corporation Finance
Comapany NameAziyo Biologics, Inc.
                                                           Office of Life
Sciences
September 1, 2020 Page 2
cc:       Wesley C. Holmes
FirstName LastName